UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 26, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

PROPOSED CHANGE OF DIRECTORS AND SUPERVISORS

Amendments to the Articles of Association

The Resolution on Expansion of the Scope of Business of the Company and Amendments to the Articles of Association《關於增加公司營業範圍並修 訂〈公司章程〉的議案》was considered and approved at the 2013 third regular meeting (the “Board Meeting”) of the sixth session of the board (the “Board”) of directors (the “Directors”) of China Eastern Airlines Corporation Limited (the “Company”). It was agreed that the scope of business of the Company will be expanded and amendments will be made to Article 13 of the articles of association of the Company (the “Articles of Association”). Such amendments are subject to approval by the 2012 annual general meeting of the Company.

Article 13 of the existing Articles of Association is as follows:

The scope of business of the Company shall comply with those items approved by the companies registration authority. The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services, and other lawful businesses that can be carried on by a joint stock limited company formed under the Company Law.

Article 13 of the Articles of Association is proposed to be amended as follows:

The scope of business of the Company shall comply with those items approved by the companies registration authority. The scope of business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other business related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods; and other lawful businesses that can be carried on by a joint stock limited company formed under the Company Law.

Proposed Change of Directors

The resolution on nomination of Directors for the seventh session of the Board was considered and approved at the Board Meeting. It was agreed that Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin and Mr. Tang Bing were nominated as candidates for Directors for the seventh session of the Board, and Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Shao Ruiqing and Mr. Li Ruoshan were nominated as candidates for independent non-executive Directors for the seventh session of the Board, and decided to submit this resolution to the 2012 annual general meeting of the Company for consideration and approval.

The Board hereby announces that, Mr. Luo Zhuping (“Mr. Luo”) will cease to act as a Director and a member of the Development and Planning Committee of the Company due to expiration of the term of service of the sixth session of the Board with effect from the conclusion of the 2012 annual general meeting of the Company and that Mr. Wu Xiaogen (“Mr. Wu”) will cease to act as an independent non-executive Director and a member of the Audit and Risk Management Committee of the Company due to expiration of the term of service of the sixth session of the Board with effect from the conclusion of the 2012 annual general meeting of the Company.

Mr. Luo confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholder”).

Mr. Wu confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the Shareholders.

The Board further announces that, Mr. Li Ruoshan (“Mr. Li”) is proposed to be appointed as an independent non-executive Directors with his term of service being the same as the seventh session of the Board (i.e. until the conclusion of the 2015 annual general meeting of the Company). His appointment will be subject to the approval by the Shareholders at the 2012 annual general meeting of the Company.

The biographical details of Mr. Li are as follows:

Mr. Li, aged 64, is a candidate for the independent non-executive Director. Mr. Li was a deputy dean of the School of Economics and a deputy director of the Accounting Department of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, and director of the Finance Department of Fudan University. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. He is also the deputy director of the Members’ Rights Protection Commission of the Chinese Institute of Certified Public Accountants, the vice president of the Shanghai Accounting Society and Shanghai Auditing Society, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange, a consultant professional of the Committee for Accounting Standards of the Ministry of Finance and an independent director of three listed companies, namely Industrial Bank Co., Ltd., China Pacific Insurance (Group) Co., Ltd. and Guangbo Group Co. Ltd. respectively. In 2011, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in Accounting and obtained a Doctoral Degree in Auditing. He further studied abroad in Belgium and the Massachusetts Institute of Technology in the United States.

As far as the Directors are aware and save as disclosed above: (i) Mr. Li does not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Li has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Li has no other major appointment or professional qualification; (iv) Mr. Li does not have any other relationship with any director, senior management or substantial or controlling Shareholder; and (v) Mr. Li does not have, or is deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”).

There is no service contract between the Company and Mr. Li in respect of his proposed appointment as an independent non-executive Director. The remuneration of Mr. Li will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Li which is required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and any other matter that needs to be brought to the attention of the Shareholders.

Proposed Change of Supervisors

The resolution on nomination of the seventh session of the supervisory committee of the Company (the “Supervisory Committee”) was considered and approved at the nineteenth meeting of the sixth session of the Supervisory Committee on 26 April 2013. It was agreed that Mr. Yu Faming, Mr. Xi Sheng and Mr. Ba Shengji were nominated as the shareholders representative supervisors of the seventh session of the Supervisory Committee of the Company, and decided to submit this resolution to the 2012 annual general meeting of the Company for consideration and approval.

The Company announces that, Mr. Liu Jiashun (“Mr. Liu”) will cease to act as a supervisor of the Company due to expiration of the term of service of the sixth session of the Supervisory Committee with effect from the conclusion of the 2012 annual general meeting of the Company.

Mr. Liu confirms that there is no disagreement between him and the Supervisory Committee and the Board, and there is no matter relating to his resignation that needs to be brought to the attention of the Shareholders.

The Company announces that, Mr. Ba Shengji (“Mr. Ba”) is proposed to be appointed as a shareholders representative supervisor with his term of service being the same as the seventh session of the Supervisory Committee (i.e. until the conclusion of the 2015 annual general meeting of the Company). His appointment will be subject to the approval by the Shareholders at the 2012 annual general meeting of the Company.

The biographical details of Mr. Ba are as follows:

Mr. Ba, aged 55, is currently a candidate for the supervisor of the Company and is the deputy secretary of the party committee and secretary of the disciplinary committee of the Company. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department of the Company. He served as the chief officer of the auditing office of the Company from March 1997 to October 1997, chief officer of the auditing office of China Eastern Air Holding Company (“CEA Holding”) from October 1997 to July 2000, head of the audit department of CEA Holding from July 2000 to January 2003, chief officer of disciplinary committee office, head of supervision department and audit department of CEA Holding from January 2003 to May 2003, deputy head of party disciplinary inspection group and chief of disciplinary committee office, head of supervision department and audit department of CEA Holding from May 2003 to November 2006, secretary of the disciplinary committee of the Company from November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labour union of the Company from November 2009 to November 2011. He has served as the deputy secretary of the party committee and secretary of the disciplinary committee of the Company since November 2011. Besides, Mr. Ba also serves as the chairman of China Eastern Airlines Jiangsu Co., Ltd. and vice chairman of Eastern Aviation Advertising Service Co., Ltd.. Mr. Ba graduated from Shanghai TV University.

As at the date of this announcement, Mr. Ba hold 710,000 H shares appreciation rights under the H shares appreciation rights scheme adopted by the Company on 9 November 2012.

As far as the Directors are aware and save as disclosed above: (i) Mr. Ba does not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Ba has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Ba has no other major appointment or professional qualification; (iv) Mr. Ba does not have any other relationship with any director, senior management or substantial or controlling Shareholder; and (v) Mr. Ba does not have, or is deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Ba in respect of his proposed appointment as a supervisor of the Company. The remuneration of Mr. Ba will be determined according to the remuneration policy of the Company, his responsibilities and prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Ba which is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

26 April 2013

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